EXHIBIT (j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 002-75106 on Form N-1A of our reports dated November 22, 2022, relating to the financial statements and financial highlights of Calvert Income Fund, Calvert Short Duration Income Fund, Calvert Core Bond Fund, Calvert High Yield Bond Fund, and Calvert Mortgage Access Fund, each a series of The Calvert Fund (the “Trust”), appearing in the Annual Report on Form N-CSR of the Trust for the year and period ended September 30, 2022, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

January 25, 2023